U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SEEKS ANSWERS REGARDING PUBLIC DISCLOSURE
AND TRADING PRACTICES OF infoUSA CHIEF

STAMFORD, CONNECTICUT, June 4, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today sent the following letter to Mr. Vinod Gupta and the infoUSA Board of Directors.

Dear Mr. Vinod Gupta and other infoUSA Board members,

In addition to Question #’s 1, 2, 3, 4 and 5, all of which remain unanswered, the shareholders of infoUSA need meaningful answers to the following additional serious questions regarding the Company’s and Mr. Vinod Gupta’s public disclosures.

We are once again providing you with an opportunity to do so in advance of the Annual Meeting this Thursday, June 7, 2007.

Question #6:  In June 2005, Mr. Vinod Gupta publicly announced a proposal to acquire infoUSA at a price of $11.75 per share.  The Company formed a special committee, which rejected Mr. Vinod Gupta’s deal after expending considerable time and Company resources.  On September 7, 2005, Mr. Vinod Gupta wrote a letter to the Board1 in which he said,

“After we lowered our revenue guidance due to the Donnelly Market shortfall, our stock got crushed.  At that time I had no choice but to support the stock.  That was the primary reason for offering $11.75 for the shares.  If you recall, the stock had dropped to $9.20 per share.  After my offer, even though it has been withdrawn, the stock is hanging in around $10.80 per share.  Under the circumstances, nobody can sell their shares short because they know I am there to support it.”

For Mr. Vinod Gupta:  Under these circumstances, can you explain why your offer to acquire the Company did not violate the federal securities laws?

For the Board:Were you aware at the time Mr. Vinod Gupta presented his buyout proposal to you that his primary purpose was to support the Company’s stock price?  If you were aware of this at the time, why did you not so inform the market?  If you were not aware of this until Mr. Vinod Gupta wrote to you his September 7, 2005 letter, what action did you take against Mr. Vinod Gupta when you learned of the primary purpose of his offer?  We see no evidence that you took any action.  Under the circumstances, were you not complicit in apparent violations of the federal securities laws by Mr. Vinod Gupta?

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[1] Available at www.iusaccountability.com under “Important Documents from IUSA Books and Records.”

Question #7:  In the proxy statements for the Company’s annual meetings of shareholders prior to 2006, the Company failed to disclose Mr. Vinod Gupta’s beneficial ownership of 2.1 million shares held in trust for his children and 300,000 shares held in a charitable trust and a foundation that Mr. Vinod Gupta controls.  In 2006, after Dolphin announced its intention to conduct a proxy contest for the election of directors, these shares were included in Mr. Vinod Gupta’s beneficial ownership, increasing his ownership by 2.4 million shares over prior years.  About the same time, Mr. Vinod Gupta made a filing with the SEC in which Mr. Vinod Gupta conceded that he had not previously disclosed beneficial ownership of these shares in his Schedule 13G filings.

For Mr. Vinod Gupta:Can you explain why both you and the Company previously failed to report your beneficial ownership of these shares and why these shares were “found” only after Dolphin announced its proxy contest?

For the Board:  A public company is required to have a system of controls to assure the accuracy of its disclosures.  A board has a duty to oversee implementation of a system of compliance with law.  Can you explain how the Board discharged this duty, when for years the Company failed to accurately disclose in its public filings the number of shares beneficially owned by its chairman and CEO?

Question #8:  Between 1992 and 2006, Mr. Vinod Gupta failed to disclose over 150 transactions in Company shares as required under Section 16 of the Securities Exchange Act of 1934.  Disclosure of these transactions was only made in July of 2006, after Dolphin’s proxy contest in which it challenged the accuracy of reporting of Mr. Vinod Gupta’s beneficial ownership of shares of the Company.

For Mr. Vinod Gupta:  Can you explain why over the course of 15 years you repeatedly failed to comply with your reporting requirements under Section 16?

Also, according to this year’s proxy statement, during 2006 the Company received a payment from the Vinod Gupta Revocable Trust (the “Trust”) for $132,300 for reimbursement for short-swing profits the Trust had previously received on sale of the Company common stock.  Given the confusion in your Section 16 reporting, can you identify the purchase and sales of Company shares to which this payment relates?

For the Board:  Under the rules and regulations of the SEC, the Company’s proxy statement is required to indicate the number of transactions that were not reported on a timely basis under Section 16.  This disclosure is incorporated by reference into the Company’s Form 10-K, which is signed by each of you.  Can you explain why the Company failed to make this disclosure in its 2007 proxy statement regarding Mr. Vinod Gupta’s failure to comply with the requirements of Section 16?2

Question #9:  Between June 2005 and August 4, 2006, infoUSA was engaged in private negotiations to acquire Opinion Research Corporation (NASDAQ: ORCI).3  On August 4, 2006, the parties announced that infoUSA would acquire ORCI for $12.00 per share, a transaction that

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[2]
Instead of stating the exceedingly large number of transactions that were not disclosed by Mr. Vinod Gupta on a timely basis, the proxy statement refers to “two Forms 4 reporting multiple transactions for Vinod Gupta not previously reported.”  This would not seem to comply with the requirements of law.

[3]	Proxy Statement of Opinion Research Corporation, dated November 2, 2006 at pages 15-18.

was completed on December 4, 2006.  Between April 2005 and August 2005, infoUSA acquired 4.7% of the outstanding shares of ORCI.4   The Vinod Gupta Revocable Trust (the” Trust”), which is 100% owned by Mr. Vinod Gupta, also acquired ORCI shares.  At least since June 15, 2006 and through August 4, 2006 — and perhaps for a good deal of time before that —the Trust  held approximately 1% of the outstanding shares of ORCI.5  During this period, the total number of shares held by the Trust and infoUSA exceeded 5% of the ORCI shares.

For Mr. Vinod Gupta:  We would like to know, why, as chairman, CEO and 41% shareholder of infoUSA, you were not a Schedule 13D group together with the Company in the ORCI shares, and why your activities did not violate public disclosure rules?

We would also like to know when the Trust first acquired its ORCI shares and whether the Trust acquired its shares after infoUSA became interested in acquiring ORCI? In these circumstances, we would like to know why your acquisition of the shares was not a breach of a duty of trust or confidence to infoUSA under Rule 10b5-2 of the federal securities laws?And if there was no breach of duty, why did you disgorge back to infoUSA the profits you made on selling some of those ORCI shares in the public market, and why did you sell the remaining shares to infoUSA at your apparent cost?6  And finally, why did the Company only disclose your disgorgement and sale in its 2006 10-K,7 after Dolphin had filed suit in Delaware Chancery Court referencing these transactions?

We await your meaningful response to Questions 1 through 9 – and on behalf of the interests of all shareholders, will put forth additional questions to you in the days leading up to the June 7th Annual Meeting.

Very truly yours,

/s/ Donald T. Netter
Donald T. Netter
Senior Managing Director

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[4]	Item 3 of Schedule 13D filed by infoUSA with respect to ORCI, dated August 14, 2006.

[5]
Item 5 of the infoUSA Schedule 13D states that the Vinod Gupta Irrevocable Trust held 33,000 ORCI shares on August 14, 2007, had sold 22,000 shares between August 7-9, 2006 and engaged in no other transactions in the ORCI shares since June 15, 2006.

[6]
infoUSA 2007 Proxy Statement, “Certain Transactions”, page 23.  The Vinod Gupta Irrevocable Trust disgorged gains of $94,869 on  the sale of 22,000 shares following public announcement of the ORCI merger—an average gain of $4.31 per share—and the Company purchased 33,000 shares for the Vinod Gupta Irrevocable Trust for a total of $236,231—an average price of $7.16 per share.

[7]	Note 12 to the financial statements, 2006 infoUSA Form 10-K at page 68.